BTRS HOLDINGS INC.
1009 Lenox Drive, Suite 101
Lawrenceville, New Jersey 08648

June 29, 2021

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jan Woo, Legal Branch Chief

RE:	BTRS Holdings Inc.
Registration Statement on Form S-1
File No. 333-257488

Ladies and Gentlemen:

BTRS Holdings Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on June 30, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Nicole Brookshire and Yoon-jee Kim of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (617) 937-2357, or in her absence, Reid Hooper at (202) 776-2097 or Yoon-jee Kim at (212) 479-6792.

[Signature Page Follows]

Very truly yours,

BTRS HOLDINGS INC.

By:	/s/ Flint A. Lane
Name:	Flint A. Lane
Title:	Chief Executive Officer

cc:	Mark Shifke, BTRS Holdings Inc.
Keith Omsberg, BTRS Holdings Inc.
Andrew Herning, BTRS Holdings Inc.
Nicole Brookshire, Cooley LLP
Alan Hambelton, Cooley LLP